

05044109



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 9/6/2005 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/12/2004 (MM/DD/YY) AND ENDING 06/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hybrid Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4722 Independence Street
(No. and Street)

Wheat Ridge	CO	80033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Bussing, President — 303.600.2501 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1670 Broadway Suite 1000	Denver	CO	80205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/8/05

OATH OR AFFIRMATION

I, Julie Bussing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HybridTrading, LLC, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ROBERT B LEAP
NOTARY PUBLIC-OREGON
COMMISSION NO. 391693
MY COMMISSION EXPIRES APR. 13, 2009

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HybridTrading, LLC

Statement of Financial Condition and Supplemental Schedules

June 30, 2005

HybridTrading, LLC
Index
June 30, 2005

Page(s)



PricewaterhouseCoopers LLP
1670 Broadway, Suite 1000
Denver CO 80202
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Auditors

To the Members of HybridTrading, LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of HybridTrading, LLC ("the Company") at June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, Colorado
August 25, 2005

HybridTrading, LLC
Statement of Financial Condition
June 30, 2005

Assets	
Cash and cash equivalents	$ 691,819
Fixed assets	413,298
Accumulated depreciation and amortization of fixed assets	(57,164)
Software development	124,096
Accumulated depreciation software development	(10,341)
Deposits	108,200
Prepaid expenses	30,167
Total assets	$ 1,300,075
Liabilities and Members' Equity	
Liabilities	
Accounts payable	$ 203,987
Accrued expenses	62,219
Total liabilities	266,206
Commitments and contingencies (Note 3)	
Members' Equity	
Members' equity	1,033,869
Total liabilities and members' equity	$ 1,300,075

The accompanying notes are an integral part of these financial statements.

1. Organization

HybridTrading, LLC (HybridTrading or the Company), was formed on April 12, 2004 as a limited liability company pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the states in which it conducts business. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. HybridTrading's revenues are derived primarily from commissions, fees and interest income earned from securities transactions and related activities. The Company currently has offices in Wheat Ridge, Colorado and Portland, Oregon.

HybridTrading does not hold any funds or securities of its customers. Clearing services, for all transactions, are provided by BNP Paribas Securities Corp. (BNP or Clearing Broker-Dealer). BNP carries all customer accounts and maintains all required books and records as are customarily kept by a Clearing Broker-Dealer. All customers are required to transmit funds and securities directly to the Clearing Broker-Dealer. The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchanges Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph k(2)(ii) of the Rule

2. Summary of Significant Accounting Policies

Estimates

The preparation of accrual basis financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents as cash on hand, on deposit and all highly liquid investments purchased with a maturity of three months or less.

Deposits

The Company has an interest-bearing clearing deposit maintained at BNP, of which, $25,000 may be non-refundable under certain conditions. This cash is considered restricted for financial statement purposes.

Members' Capital
In accordance with the HybridTrading, LLC Operating Agreement individual capital accounts are maintained for each member. The company's profit and losses shall be allocated to each member's capital account in accordance with their relative economic units. For the Company's first three fiscal years any losses shall be allocated to the members based upon the member's relative Class B voting units.

Fixed Assets
Furniture and equipment is recorded at historical cost and depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years. Leasehold improvements are recorded at historical cost and amortized using a straight-line method over the lease term. Maintenance and repair costs are expensed as incurred. The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software. The Company has capitalized website development costs of $124,096. The major classes of fixed assets at June 30, 2005 are as follows:

Furniture	$ 109,898
Equipment	253,594
Leasehole improvements	49,806
	$ 413,298
Less: Accumulated depreciation and amortization	57,164
Net fixed assets	$ 356,134

Income Taxes
HybridTrading files as a limited liability company for federal and state income tax purposes. Each investor is individually responsible for reporting income or losses to the extent required by federal income tax regulations, based on their respective share of the Company's income and expenses. Accordingly, the accompanying financial statements include no amounts related to federal and state income taxes.

3. Commitments and Contingencies

The Company leases office space under noncancelable operating leases. Certain of these operating leases give the Company the option to extend the term of the lease. Pursuant to the terms of the lease agreement as of June 30, 2005 the Company's future minimum rental commitments (including escalation costs) on the leases for the office space in Wheat Ridge, Colorado and the office space in Portland, Oregon are as follows:

For the years ended June 30:	
2006	$ 96,561
2007	110,503
2008	115,019
2009	32,824
	$ 354,907

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain a minimum net capital of not less than $50,000. At June 30, 2005 the Company had net capital of $501,015 which was $451,015 in excess of the required net capital.

5. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as the Clearing Broker-Dealer, against specified potential losses in connection with their providing services to the company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Voting Right of Members

Class A Members are entitled to appoint the Company's Manager. Approval of any matter submitted to a vote of the Class A Members requires unanimous approval. Class B Member may approve on a majority vote any matter submitted to a vote of the Class B Members. Class A Members may also vote on any matter voted on by the Class B Members and such matters shall be approved only upon a unanimous vote of the Class A Members in addition to the approval of the Class B Members.

HybridTrading, LLC

Schedule I

Computation of Net Capital and Minimum Net Capital Required Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2005

Net Capital	
Total members' equity	$ 1,033,869
Add	
Discretionary liabilities	-
Total capital and allowable subordinations	1,033,869
Deductions and/or charges	
Receivable from brokers	-
Receivable from noncustomers	-
Furniture and equipment, net	469,889
Other assets	62,965
	532,854
Net capital before Haircuts on securities	501,015
Haircuts on securities	-
Net capital	501,015
Aggregate indebtedness	
Accounts payable	203,987
Other accrued expenses	62,219
Total aggregate indebtedness	$ 266,206
Computation of net capital requirement	
Minimum net capital (Note 4)	$ 50,000
Excess net capital	$ 451,015
Ration of aggregate indebtedness to net capital	0.53 to 1

There are no differences between the above computation of net capital under Rule 15c3-1 and the computation filed by the Company on the amended Form X17A-5 as of June 30, 2005. Therefore, no reconciliation is required.

HybridTrading, LLC

Schedule II

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provision of Rule 15c3-3 under the Securities and Exchanges Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph k(2)(ii) of the Rule.